

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

> **Re: Douglas Dynamics, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 3, 2010**
> **File No. 333-164590**

Dear Mr. Janik:

We have reviewed your filing and have the following comments.

1.   It is unclear what you mean in your response numbered 1 that you "do not believe conclusive evidence exists to suggest that distributor margin erosion has occurred *to a significant enough level* to warrant conclusive disclosure on the topic" (emphasis added). If you possess information that suggests that distributor margin *is occurring* at any level, we urge you to consider carefully how disclosing in your prospectus merely that distributor margin erosion *might occur* satisfies your disclosure obligations under Rule 408 and otherwise. If your registration statement is declared effective in its current form, we remind you again of the acknowledgements included in your acceleration request.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
 Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP